Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC to introduce EC225 helicopter in Norway

    VANCOUVER, Jan. 9 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today it has been awarded a new contract from
TOTAL E&P Norge AS for the provision of helicopter transportation services from Stavanger and Kristiansund, Norway, commencing in early 2008. In support of this contract, CHC will deploy a Eurocopter EC225 helicopter, the first deployment of the EC225 in Norway. The contract is for three years, plus three two-year options, and is anticipated to generate incremental revenue of approximately CDN $9 million per year.
    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    Forward Looking Statements
    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, the exercise by TOTAL E&P Norge AS of early termination rights in the contract and other factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471; Chris Flanagan, Director of Communications,
CHC Helicopter Corporation, (604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 08:00e 09-JAN-07